
BLUE LION
CAPITAL

Presentation to HomeStreet Shareholders

May 2018



Vote The BLUE Proxy Card To Vote "Against" Scott Boggs and Douglas Smith

Two Longstanding and Ineffective Directors



SCOTT M. BOGGS

- Joined HomeStreet's Bank Board of Directors in 2006
- Became a Director of HomeStreet, Inc. in 2012
- Has been Audit Committee Chairman and member of the Enterprise Risk Management Committee (ERM) since 2012
- Has served as Lead Independent Director since 2015
- **Has no banking experience**



DOUGLAS I. SMITH

- Became a director of HomeStreet, Inc. in 2012
- Has been on the Human Resource and Corporate Governance Committee (HRCG) since 2012; Became Chairman of HRCG in 2015
- Member of Audit Committee since 2012
- Father has been a business partner with HomeStreet's CEO for over a decade
- Has no other public company Board experience
- **Has no banking experience**



Who Is Blue Lion Capital?

Founded in 2005 by Chuck Griege, Blue Lion Capital ("BLC") focuses on value investing principally through long / short equity

BLC has never been an "activist" investor

We have offered HomeStreet strategic advice for many years – it has been ignored

We simply can't accept the underperformance any longer



Blue Lion History

- Founded in 2005 with a value investment philosophy
- Launched dedicated Bank Fund in April 2011 to take advantage of anticipated resumption in bank consolidation
- Members of Blue Lion have met with / interviewed hundreds of bank management teams located throughout the U.S.
- We have never been an activist before HMST
- We have never even filed a 13D before HMST

Our History Of Engagement With HomeStreet

- Blue Lion has been a shareholder of HomeStreet since the 2012 IPO
- We have had an ongoing dialogue with management for 6+ years
- We have offered advice for years that has been consistently ignored
- The mismanaged secondary offering in December 2016 was the tipping point
- We offered our expertise by joining the Board – that was denied
- We offered two excellent independent candidates for the HMST Board that were totally unrelated to Blue Lion – that were denied

Executive Summary

- HomeStreet is a community bank based in Seattle with **great opportunities**
  - Terrific geographies and growth opportunities
- **Shareholders have suffered** as the Company has underperformed on operating metrics and TSR
  - HomeStreet is one of the worst performing banks in the country on operational metrics
  - HomeStreet has underperformed all of its peers in the Pacific Northwest and California, as well as the bank indexes and the broad market on TSR
- HomeStreet has re-nominated **two long-serving directors**, despite serious issues that have occurred on their watch
  - **Scott Boggs:** Lead Independent Director and Chair of Audit Committee; member of Board since 2012
  - **Doug Smith:** Chairman of the Human Resources and Corp Governance Committee (compensation and nominating) and on Audit Committee; member of Board since 2012
- There are **many independent reasons to vote AGAINST** Mr. Boggs and Mr. Smith
  - Years of business and stock underperformance, with no accountability
  - SEC found serious accounting and securities law violations, while they were on Audit Committee
  - Web of undisclosed dealings and loans, including with Mr. Smith's father
  - Excessive compensation, structured poorly and paid in cash
  - Secondary offering near all-time high; significant earnings guide-down 30-days later
  - Manipulation of the corporate machinery to avoid accountability and gain advantage at meeting



HomeStreet Profile

Overview Of Operations

[HomeStreet]

- **Began as a private bank founded in 1921 in Seattle, WA**
- Chartered in Washington State
- Currently trades on the Nasdaq under the symbol HMST
- Market Capitalization of approximately $700 million
- Total assets of approximately $6.7 billion

- **110 primary offices in Western U.S. and Hawaii**
- **Primary markets include:**
  - Seattle, Tacoma and Bellevue WA
  - Portland, OR
  - Los Angeles, Long Beach CA

- **2 Primary Operating Segments:**
  - Mortgage Banking
  - Commercial & Consumer Banking
- **Principally engaged in commercial real estate lending and mortgage banking**
- **Leading West Coast mortgage lender**

KEY STATISTICS

	2017
Assets ($Ms)	$6,742
Total Gross Loans	$4,544
Deposits	$4,761
ROA	0.73%
ROE	7.17%
NIM	3.31%
Efficiency Ratio	85.90%

SEGMENT BREAKDOWN


% of 2017 Revenues
Mortgage Banking 57%
Commercial & Consumer Banking 43%
% of 2017 Net Income
Mortgage Banking 0%
Commercial & Consumer Banking 100%



Why Is HomeStreet Attractive to Blue Lion Capital?

HomeStreet Has The Opportunity To Be Great

Some of the Best Markets in the United States	• Growth oriented MSAs • Favorable demographic trends • High median household income
Valuable Deposit Franchise	• 23% non-interest bearing deposits (includes mortgage segment) • Limited reliance on non-core funding
Healthy Loan Portfolio	• Clean balance sheet with minimal exposure to NPAs • Enough diversity in lending expertise to generate adequate returns
Very Cheap Valuation	• HMST is valued at 1.01x TBV • Valuation limits downside while providing substantial opportunity for upside • De minimis core deposit premium
Scalable Assets	• With $6.7 billion in assets, HMST is large enough to be competitive and generate strong returns
Numerous Opportunities To Improve Returns and Cut Costs	• Monetize the Mortgage Servicing Rights • Reduce costs in both business segments • Re-align management incentives



However, HMST Has Failed To Take Advantage Of Its Opportunities

The Company Has Underperformed Virtually Every Bank in the U.S. Over the Past 5+ Years

Over-reliance on Single Family Mortgage	• Despite committing to reduce HMST's reliance on Mortgage Banking, Management invested heavily in this cyclical and volatile segment
High Complexity	• The complexity of its mortgage operations and its hedging activities makes HMST difficult to understand, follow and predict
Low Margins and Returns on Capital	• Stubbornly high Efficiency Ratios in both segments due to poorly conceived geographic expansion, headcount growth and executive incentives
Low Creditability With Investors	• Significant management turnover • 6 consecutive earnings misses, including 30 days after secondary offering in December 2016
No Accountability	• Entrenched Board • Longstanding yet underperforming CEO • Misaligned incentives



HomeStreet's Underperformance



HomeStreet Has Significantly Underperformed Its Peers

HomeStreet inappropriately chooses favorable dates in the company's 2018 investor presentation.

The 3-year TSR benefits from the 35% price decline during 2013 – 2014.

Its 5-year TSR is only 31% vs. its peers of 168% and the KBW Regional Banking Index's 102%.

In fact, all but 1 of the 113 banks having total assets of $2 -$50 billion have outperformed HMST over the past five years.

TSR THROUGH 13D FILING NOVEMBER 20, 2017

HMST Peer Median KBW Nasdaq Regional Banking Index

1-year
40%
20%
0%
-20%
-40%
+16%
+4%
-4%

3-year
120%
80%
40%
0%
-40%
+80%
+65%
+38%

5-year
200%
100%
0%
-100%
+168%
+102%
+31%

Source: FactSet. Data as of market close on 11/20/2017. BLC's 13D filed after market close on 11/20/2017.
Pacific NW Peers: BANR, GBCI, COLB, HFWA; CA Peers: PPBI, WABC, CVBF and TCBK.



HomeStreet's TSR Chart is Extremely Misleading

250%
200%
150%
100%
50%
0%
(50%)

HMST — KBW Regional Bank Index (KRX) — SNL U.S. Thrift Index

35% Decline

Feb 9, 2012 | Jan 1, 2013 | Jan 1, 2014 | Jan 1, 2015 | Jan 1, 2016 | Jan 1, 2017 | Jan 1, 2018

Extracted From HMST's Investor Presentation

To complete its IPO, HMST priced the offering at 63% of tangible book value

HMST wants to take credit for the stock appreciating to tangible book value

Since its IPO, **88% of HMST's TSR occurred in 2012**

TSR since 2013 is 16%, a fraction of the return generated by peers or the indices

3-Year TSR also benefits from 35% stock price decline during 2013-2014

Total Returns

	IPO – YE2012	2013 - 2017
HMST	112.9%	15.8%
Pac NW Peers	8.5%	165.3%
CA Peers	2.3%	153.2%
KRX	2.9%	101.4%



HomeStreet – The Valuation Multiple Tells The Story

Consistently Below Peer Group Valuation

With a Tangible Book Value multiple of 1.01x, the market clearly lacks confidence in the company and its strategy.

So do analysts, all of whom have a “HOLD” recommendation on the stock.

Out of 201 publicly traded banks in the U.S. with total assets of $2 - $50 billion, HMST is The cheapest based on Price / TBV.

Over time, despite the execution of their strategy the valuation gap has increased dramatically.

HISTORICAL PRICE / TANGIBLE BOOK VALUE

HMST
Peer Median
3.00x
2.50x
2.00x
1.50x
1.00x
0.50x
2.60x
1.01x
2/10/2012
5/10/2012
8/10/2012
11/10/2012
2/10/2013
5/10/2013
8/10/2013
11/10/2013
2/10/2014
5/10/2014
8/10/2014
11/10/2014
2/10/2015
5/10/2015
8/10/2015
11/10/2015
2/10/2016
5/10/2016
8/10/2016
11/10/2016
2/10/2017
5/10/2017
8/10/2017
11/10/2017
2/10/2018

Source: Bloomberg. Data as of 5/1/2018.
Peers include BANR, GBCI, COLB, HFWA, PPBI, WABC, CVBF and TCBK.



HomeStreet Has Zero Visibility Into Its Business

Consistently Misses Its Quarterly and Annual EPS Guidance

HMST has missed consensus EPS estimates SIX quarters in a row.

This is an unprecedented performance in what has been a bull market for bank stocks.

Unfortunately, HMST's performance with annual EPS estimates is just as poor.

As the charts depict, analyst estimates always decline over time.


QUARTERLY EPS ESTIMATE HISTORY
Quarterly EPS Consensus Estimates
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
Jul-16
Aug-16
Sep-16
Oct-16
Nov-16
Dec-16
Jan-17
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17
Jan-18
Feb-18
Mar-18
Apr-18
-26%
-34%
-55%
-65%
-57%
-82%
Q4'16
Q1'17
Q2'17
Q3'17
Q4'17
Q1'18


ANNUAL EPS ESTIMATE HISTORY
Quarterly EPS Consensus Estimates
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
Jan-12
May-12
Sep-12
Jan-13
May-13
Sep-13
Jan-14
May-14
Sep-14
Jan-15
May-15
Sep-15
Jan-16
May-16
Sep-16
Jan-17
May-17
Sep-17
Jan-18
-19%
-43%
-40%
-42%
-66%
-83%
2013
2014
2015
2016
2017
2018

Source: Company reports and press releases. %s represent decline from their highest value



HomeStreet's Commercial Bank vs. Peers

Commercial Bank Segment Significantly Underperforms Its Peers On Every Metric

Asset yields are meaningfully lower than peers.

While deposit costs are structurally higher and rising.

Resulting in a NIM that significantly lags its peers.

The Efficiency Ratio has consistently been at least 1200 – 2000 bps higher than peers.

HMST's disparate footprint, bloated cost structure, and misaligned incentives are three of the causes.



ASSET YIELDS (%)
PPBI 5.3
TCBK 5.2
COLB 4.9
BANR 4.9
GBCI 4.8
HFWA 4.8
WABC 4.8
CVBF 4.6
HMST 4.5
4.0
4.5
5.0
5.5
Source: FactSet



COST OF DEPOSITS (%)
HMST
Peer Median
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
0.64
0.50
0.48
0.61
0.68
FY2013
FY2014
FY2015
FY2016
FY2017
Source: FactSet



NET INTEREST MARGIN (NIM %)
HMST
Peer Median
4.50
4.00
3.50
3.00
2.50
3.17
3.51
3.63
3.45
3.31
FY2013
FY2014
FY2015
FY2016
FY2017
Source: FactSet, Company Reports, Blue Lion Capital



EFFICIENCY RATIO (%)
HMST
Peer Median
100.00
90.00
80.00
70.00
60.00
50.00
40.00
30.00
20.00
10.00
0.00
89.06
79.29
82.07
72.95
71.30
FY2013
FY2014
FY2015
FY2016
FY2017
Source: FactSet, Company Reports, Blue Lion Capital



HomeStreet's Mortgage Banking Segment Is Outsized and Underperforming

Despite claims of wanting to reduce its reliance on mortgage banking, HomeStreet has the <u>HIGHEST</u> exposure of any bank in the U.S.

Although management claims it sought to de-emphasize the mortgage business, headcount grew by 127% since 1/1/2013.

All the problems in this segment are self-inflicted and the result of poor decision-making.

Mark Mason, 9/29/2014: Justification for the Simplicity acquisition… "For HomeStreet, it substantially accelerates our strategic goal of reducing our recent reliance on mortgage banking earnings."



[HomeStreet]
Mortgage Banking
2017 Mortgage Banking Revenue / Revenue Comparison
Banks with Mortgage Banking Operations (1)
100%
80%
60%
40%
20%
0%
10% 10% 11% 12% 13% 13% 13% 14% 17% 18% 34% 37% 39% 39% 57%
UBSI WTFC MBFI UMPQ BHLB CARO ABCB MSBI TOWN TCBI(2) FBC LION HTH FBK HMST
Mortgage Banking Revenue / Revenue
80% 72% 65% 65% 65% 57%
2012 2013 2014 2015 2016 2017

Extracted From HMST's Investor Presentation

- HMST's mortgage bank has **lost money in 4 of the last 5 quarters**
- HMST management **grew the headcount in the mortgage bank 127% <u>after</u> the "peak in the cycle**" in 2012

"…..Well, I think it's well accepted and well reflected in earnings multiple differentials that traditional bank earnings that are derived from net interest income are more predictable, more durable, and, accordingly garner a higher multiple, roughly twice the long-term multiple of mortgage banking businesses."



Reasons To Vote “AGAINST” Boggs and Smith



Several Strong Reasons to Vote "AGAINST" Boggs and Smith

- **TSR and operational underperformance** during their tenure as directors
  - CEO retains his position
  - No change to strategy
- SEC found **securities law violations**, including that HomeStreet attempted to impede a federal investigation
  - Boggs was Chairman of the Audit Committee and Smith was on the Audit Committee, for the entire time
  - No accountability: CEO, General Counsel & Treasurer all remain in their positions
- The Board and management team have a **web of interconnected and undisclosed dealings** and relationships
  - Mr. Smith's father is a longstanding business partner of the CEO, even while Mr. Smith chairs the compensation committee
  - There are large, undisclosed loans to insiders, according to banking records
- **Compensation has been excessive and is structured poorly**: key officers are paid more than 90% in cash and for generating volume, irrespective of profitability, while Mr. Smith chairs the compensation committee
- Company engaged in a **secondary offering in late December 2016** when investors had earnings expectations for Q4 2016 that far exceeded the Company's results; the stock has never recovered
- The Board, led by Mr. Boggs, has **manipulated the corporate machinery** to avoid accountability and gain advantage at the Annual Meeting



HomeStreet – Timeline Of Corporate Governance Failures

Boggs and Smith have overseen multiple performance, accounting and corporate governance failures

Scott Boggs
[Associated with HomeStreet since 2006]

- Board Member
- Lead Independent Director
- Chairman, Audit Committee
- Enterprise Risk Management Committee
- Executive

Douglas Smith
[Director since 2012 IPO]

- Board Member
- Chairman, Human Resources & Corporate Governance Committee
- Audit Committee

2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018

Corporate Governance Failures

- Aggressive Loan Growth
- Bank Almost Fails
- FDIC/OTS Cease & Desist
- Tax Gross Ups
- Undisclosed Related Party Transactions
- Material Accounting Weaknesses
- SEC Investigation & Fine

IMPORTANT TAKEAWAYS

In 2006, Boggs was on the bank's board while it pursued high-risk commercial real estate and land development loans
HomeStreet almost failed from this aggressive lending strategy and the FDIC issued a cease and desist order.

Smith & Boggs have failed to properly oversee HomeStreet's audit, compliance, ethics and compensation matters



Securities Law Violations At HomeStreet

"HomeStreet disregarded its internal accounting policies and procedures to come up with different testing results to enable its use of hedge accounting," said Erin Schneider, Associate Director of the SEC's San Francisco Regional Office. ***"Companies must follow the rules rather than create their own."***


U.S. SECURITIES AND EXCHANGE COMMISSION

ABOUT | DIVISIONS & OFFICES | ENFORCEMENT | REGULATION | EDUCATION | FILINGS | NEWS

Press Release

Financial Company Charged With Improper Accounting and Impeding Whistleblowers

Related Materials

Financial Company Charged With Improper Accounting and Impeding Whistleblowers

FOR IMMEDIATE RELEASE
2017-24

Washington D.C., Jan. 19, 2017 — The Securities and Exchange Commission today announced that Seattle-based financial services company HomeStreet Inc. has agreed to pay a $500,000 penalty to settle charges that it conducted improper hedge accounting and later took steps to impede potential whistleblowers.

HomeStreet's treasurer Darrell van Amen agreed to pay a $20,000 penalty to settle charges that he caused the accounting violations.

SEC Press Release
https://www.helpfixhmst.com/sec-violations



Securities Law Violations At HomeStreet

SEC ORDER CHARGING HOMESTREET WITH IMPROPER ACCOUNTING AND IMPEDING WHISTLEBLOWER

"HomeStreet violated Rule 21F-17(a) of the Exchange Act, which prohibits any person from taking an action to impede an individual from communicating directly with the Commission staff about a possible securities law violation."

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 79844 / January 19, 2017

ACCOUNTING AND AUDITING ENFORCEMENT
Release No. 3852 / January 19, 2017

ADMINISTRATIVE PROCEEDING
File No. 3-17801

In the Matter of HOMESTREET, INC. and DARRELL VAN AMEN, Respondents.	ORDER INSTITUTING CEASE-AND-DESIST PROCEEDINGS PURSUANT TO SECTION 21C OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND IMPOSING A CEASE-AND-DESIST ORDER

I.

The Securities and Exchange Commission ("Commission") deems it appropriate that cease-and-desist proceedings be, and hereby are, instituted pursuant to Section 21C of the Securities Exchange Act of 1934 ("Exchange Act"), against HomeStreet, Inc. ("HomeStreet" or "the Company") and Darrell van Amen (collectively, "Respondents").

II.

In anticipation of the institution of these proceedings, Respondents have submitted Offers of Settlement ("Offers"), which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondents consent to the entry of this Order Instituting Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing a Cease-and-Desist Order ("Order"), as set forth below.

<u>SEC Inquiry Findings</u>

- HomeStreet used improper Hedge Accounting practices
- Treasurer Darrell van Amen made unsupported adjustments to Hedge Effectiveness Testing
- HomeStreet disregarded internal accounting policies & procedures to enable use of hedge accounting
- HomeStreet's legal counsel attempted to discourage employee participation with the SEC Inquiry
- HomeStreet impeded an SEC investigation
- HomeStreet fined $500,000 and Darell van Amen fined $20,000

<u>Yet, Despite Admitting its Audit Committee Doesn't Understand Hedge Accounting, HomeStreet:</u>

- Claimed the $500,000 fine was "immaterial"
- Did not hold <u>ANY</u> employee or executive accountable
- Did not replace the sanctioned Treasurer
- Did not claw back pay of CEO, CFO or General Counsel
- Did not change the Company's auditor
- Did not replace the company's Chief Ethics Officer
- Did not add a new accounting or hedging expert to the Board
- Did not admit they made any mistakes



Even Now HomeStreet Mis-Characterizes The Facts

Another Example Of HomeStreet Skirting Accountability

HomeStreet mis-characterizes ISS' explanation and recommendation in its 2018 proxy statement

ISS' explanation is quite clear as to why they recommended AGAINST on King

HomeStreet's Classified Board prevents shareholders from holding all directors accountable annually

EXTRACTED FROM HOMESTREET'S 2018 PROXY

"Institutional Shareholder Services recommended that shareholders vote against Mr. King for reelection based on the fact that he served on the Audit Committee at the time of the settlement."

EXTRACTED FROM 2017 ISS REPORT

- "King joined the board in 2012, so he was present at the time the internal controls were improperly changed.
- Further, van Amen, the executive responsible for improper changes, remains with the company thereby calling into question the company's commitment to remediation and accountability.
- Finally, the SEC's allegations that the company took steps to determine the identity of the whistleblower, and the language in the severance agreements ….., calls into question whether the board has set the appropriate tone at the top. Therefore, votes against Thomas King are warranted as the only member of the Audit Committee standing for election at this annual meeting."



HomeStreet's Interconnected Directors

This interconnected web is a handpicked Board by Mark Mason.

It lacks accountability as evidenced by the SEC investigation, HMST's compensation practices, undisclosed insider loans and undisclosed related party dealings.

Further, several members of management and the Board have relationships with a troubled past.

Under Mark Mason, Bank Plus / Fidelity Federal Bank failed compliance exams and the Department of Justice filed multiple lawsuits alleging subprime credit card and consumer protection issues.

San Diego Community Bank

William D. Endresen

SVP Managing Director

Bank Plus Corp./Fidelity Federal Bank

DoJ Lawsuit

Director

Thomas E. King

Director

Mark K. Mason

Chairman, CEO

Director

Victor H. Indiek

EVP, CRE & Commercial Capital

General Counsel

NOMINEE

Scott M. Boggs

Director

CEO

SEC Investigation & Fine

Chairman, CEO

Director

Lead Independent Director, Audit Committee Chairman, Member ERM Committee

HomeStreet Bank

General Counsel

Godfrey B. Evans

Director

CASCADE NATURAL GAS CORPORATION

$LOANS

General Counsel

HRCG Chairman, Audit Committee Member

TEFCO LLC
Chapeau, Inc.
BluePoint Energy, LLC
Elite Energy

Director

Major Shareholder, Director

Director

David A. Ederer

NOMINEE

Douglas I. Smith

Son / Father

Gordon V. Smith

Miller & Smith.

Source: For more information please see Appendix B



TEFCO - Undisclosed Related Party Transactions

The Board Has Failed To Properly Monitor And Disclose Several Relationships to Shareholders

UNDISCLOSED RELATED PARTY DEALS BETWEEN MARK MASON, GODFREY EVANS, DOUGLAS & GORDON SMITH

Director Douglas Smith, the Chairman of the HRCG Committee who overseas executive compensation, works with his father, Gordon Smith.


TEFCO, LLC
Chapeau, Inc.
BluePoint Energy, LLC
Elite Energy
[HomeStreet]

> Gordon Smith and Mark Mason **have business ties that go back at least to 2008** when they were in business together at **TEFCO, LLC**.

> **Gordon Smith was the largest owner of TEFCO and Mr. Mason served as the company's President**.

> HMST's **General Counsel, Godfrey Evans, had a similar role at TEFCO** and its predecessor, Chapeau Inc.

> **HomeStreet has never disclosed the longstanding relationships** between its CEO, General Counsel and the chair of the HRCG Committee.

> Public records show that **HomeStreet is now a creditor of TEFCO**.

> HomeStreet has also not disclosed whether any of the parties continue to have an equity interest in the borrower.

Source: For more information please see Appendix B



HomeStreet – Undisclosed Loans To Insiders

The Board Has Failed To Properly Monitor And Disclose Several Relationships to Shareholders

Since Q1 2012, quarterly FDIC call reports indicate that there were **two loans outstanding to insiders of the Company for as much as $13.3 million** that have not been disclosed to shareholders.



HOMESTREET BANK
RSSD-ID 258771
Last Updated on 4/2/2013

FFIEC 041
Quarter End Date 12/31/2012
32

Schedule RC-M - Memoranda

Dollar amounts in thousands			
1. Extensions of credit by the reporting bank to its executive officers, directors, principal shareholders, and their related interests as of the report date:			1.
a. Aggregate amount of all extensions of credit to all executive officers, directors, principal shareholders, and their related interests	RCON6164	13,293	1.a.
b. Number of executive officers, directors, and principal shareholders to whom the amount of all extensions of credit by the reporting bank (including extensions of credit to related interests) equals or exceeds the lesser of $500,000 or 5 percent of total capital as defined for this purpose in agency regulations	RCON6165	2	1.b.

HOMESTREET BANK
RSSD-ID 258771
Last Updated on 4/27/2018

FFIEC 041
Report Date 3/31/2018
37

Schedule RC-M - Memoranda

Dollar amounts in thousands			
1. Extensions of credit by the reporting bank to its executive officers, directors, principal shareholders, and their related interests as of the report date:			1.
a. Aggregate amount of all extensions of credit to all executive officers, directors, principal shareholders, and their related interests	RCON6164	2,104	1.a.
b. Number of executive officers, directors, and principal shareholders to whom the amount of all extensions of credit by the reporting bank (including extensions of credit to related interests) equals or exceeds the lesser of $500,000 or 5 percent of total capital as defined for this purpose in agency regulations	RCON6165	1	1.b.

WHY HASN'T HOMESTREET DISCLOSED THESE INSIDER TRANSACTIONS?



Doug Smith Oversees HomeStreet's Misaligned Compensation Structure

Doug Smith's Has **Failed** To Align Compensation With Performance

PAYS FOR UNDERPERFORMANCE

- Increased CEO's 2017 total compensation 14% despite 27% decline in pre-tax earnings vs 2016
- Increased CEO minimum salary 40% in 2018 despite 27% decline in pre-tax earnings in 2017
- Paid CEO $350,000 bonus for merely closing the Simplicity Bancorp acquisition
- Stock and options are only 12% of NEO comp in 2017 vs. peers at 28%
- Average employee paid 19-41% more than peers

SELECTIVELY CHOOSES PEERS FOR BENCHMARKING

- The company has used 7 different peer groups in 5 years to compare its performance
- Stopped disclosing peer groups in investor presentations after Q3 2015 until Blue Lion requested a peer group in 1Q 2018
- Consistently changes performance metrics

USES ALTRUISTIC PERFORMANCE METRICS

- Does NOT incentivize Total Shareholder Return, profitability, earnings growth, or outperformance relative to peers
- Fails to adjust loan origination thresholds despite significant investments made in business lines
- Incentivizes loan growth rather than profits
- Proxy information touts ROE and ROATE inflated by one-time items to justify executive compensation



Compensation of Named Executive Officers Is Misaligned

Summary of Doug Smith's Compensation System

Mark Mason, Chairman, President, CEO*

- Paid more than $7 million in last five years while stock has underperformed
- In January 2018, received new 3-year contract with a 40% increase in his salary



Cash
Stock

Rose Marie David, Mortgage Lending Director*

- Paid more than $6.8 million in last five years despite poor performance in her division
- Compensation tied to outdated loan origination volume thresholds



Cash
Stock

William Endresen, CRE & Commercial President*

- Majority of compensation tied to outdated loan origination volume thresholds



Cash
Stock

Richard Bennion, Residential Lending Director*

- Over 90% of his total compensation is in cash tied to origination volumes.



Cash
Stock



*All available aggregate data from proxy statements. Mason and David are 2013 to 2017; Endresen is 2016-2017; and Bennion is 2012-2013

Source: KBW, Proxy Filings

Segment Head's Compensation Tied To Volume, Not Profitability

Rose Marie David – SVP, Mortgage Lending Director

Ms. David's origination targets have not changed since being introduced in 2013, despite the company's growth in lending centers and origination headcount. Thus, each year, the tiers constitute a lower bar.

(000s) Year	Actual Loans Originated	Lowest Target Tier Annualized	% of Closed	Highest Target Tier Annualized	% of Closed
2017	$7,554,185	$1,200,000	16%	$3,900,000	52%
2016	$8,997,347	$1,200,000	13%	$3,900,000	43%
2015	$7,212,435	$1,200,000	17%	$3,900,000	54%
2014	$4,400,617	$1,200,000	27%	$3,900,000	89%
2013	$4,459,649	$1,200,000	27%	$3,900,000	87%

William Endresen – EVP, CRE & Commercial Capital President

Mr. Endresen's origination targets have not changed since 2015, despite the company's growth in loan officers, lending centers, branches and M&A.

(000s) Year	Actual Loans Originated	Lowest Target Tier Annualized	% of Closed	Highest Target Tier Annualized	% of Closed
2017	$1,857,833	$960,000	52%	$1,200,000	65%
2016	$1,533,251	$960,000	63%	$1,200,000	78%
2015	n/a	$960,000	n/a	$1,200,000	n/a



HomeStreet Changes Peer Groups On A Whim

HomeStreet's HRCG Committee constantly changes the peer group used to benchmark financial performance and compensation

HomeStreet has used at least 7 different peer groups in the past 5 years, including banks throughout 14 states with total assets from $1 billion - $30 billion

The Company even added a new peer group in its presentation on 5/1/18!

We chose peers that HMST has geographic and market overlap with and those that it competes with for loans (marked in red)



	Total Assets (Ms)	State	2012	2013	2014	2015	2016	2017	2018
ABCB	$7,856	GA					X	X	X
BANC	$10,328	CA			X		X	X	X
BANR	$9,763	WA	X	X	X	X	X	X	X
BKU	$30,347	FL			X				
BOFI	$8,502	CA	X	X	X	X	X	X	X
COBZ	$3,846	CO	X	X	X	X	X	X	X
COLB	$12,717	WA	X	X	X	X	X	X	X
CPF	$5,624	HI	X	X	X	X	X	X	X
CVBF	$8,271	CA	X	X	X	X	X	X	X
CZNC	$1,277	PA			X				
FFNW	$1,210	WA			X				
FIBK	$12,213	MT	X	X	X	X	X	X	X
FMBL	$6,992	CA	X	X	X	X			
GBCI	$9,706	MT	X	X	X	X	X	X	X
HAFC	$5,210	CA	X						
HFWA	$4,113	WA	X	X	X	X	X	X	X
ISBC	$25,129	NJ			X				
MCHB	$5,594	CA	X						
NBHC	$4,843	CO	X	X	X	X	X	X	X
PACW	$24,995	CA	X	X	X	X			
PGC	$4,261	NJ			X				
PPBI	$8,025	CA					X	X	X
PROV	$1,201	CA	X	X	X	X			
RNST	$9,830	MS					X	X	X
SBCF	$5,810	FL			X				
TCBK	$4,761	CA	X	X	X	X	X	X	X
TMP	$6,648	NY					X	X	X
UCFC	$2,650	OH			X				
WABC	$5,513	CA	X	X	X	X	X	X	X
WAFD	$15,254	WA	X		X				
WAL	$20,329	AZ	X	X	X	X			
WASH	$4,530	RI	X						
WTBFB	$6,281	WA	X						

HomeStreet Priced Secondary Offering Prior to Lowering Guidance

Thirty Days After Offering Company Guided Down 84%

HMST reaffirmed its guidance during the marketing of its secondary offering as evidenced by red line in chart.

The offering closed on December 13, 2016 when stock was near an all-time high.

Just thirty days later on January 12, 2017, HMST lowered its guidance 84%!

The stock has never recovered, it is down 23% since pricing.

HOMESTREET'S Q4 2016 ESTIMATED EPS AND STOCK PRICE


HMST reaffirms guidance
Capital Raise
HMST lowers guidance
Stock Price
$34.00
$33.00
$32.00
$31.00
$30.00
$29.00
$28.00
$27.00
$26.00
$25.00
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
Q4'16 EPS Consensus Estimate
11/1/16
11/15/16
11/29/16
12/13/16
12/27/16
1/10/17
1/24/17
2/7/17
Closing Px
Q4 2016 Consensus EPS Estimate


Source: Bloomberg.



HomeStreet's Record On Shareholder's Rights

Lack Of Accountability Is EVERYWHERE



BOARD ENTRENCHMENT

- Classified Board
- Combined Chairman & CEO role
- Lack of Proxy Access by shareholders



OBSTRUCTIVE VOTING STANDARDS

- Supermajority required for M&A and Charter Amendments
- WA state statute disallows for written consent



AUDIT CONTROVERSIES

- Material weakness regarding internal control deficiency for fair value accounting of CRE loans and Swaps
- Material weakness regarding back office systems relating to accounts payable and payroll
- Significant deficiencies regarding reliably reporting financials according to GAAP (source 424B3 8/16)
- Delayed filing Q3 2014 10Q and 2014 10K



POOR SHAREHOLDER ENGAGEMENT

- Wasted shareholder assets by rejecting our notice of intent to nominate while inviting us to pursue the same outcome through a special meeting
- Denial of our books and records request



LACK OF DISCLOSURE

- None on Gender Pay
- Limited on CEO Succession Plans



BOARD AGE & LACK OF DIVERSITY

- Corporate Governance documents restricts directors serving until the calendar year following their 74th birthday
- Yet, 1/3 of the board is 74 and over: Indiek (80), Ederer (75), King (74)
- 4 out of 9 directors are in their 70s
- Claims to be interested in adding a woman to the board, yet nominated 3 male directors in 2018
- Decided to decline our diverse candidate's (Ronald Tanemura) intention to run as a director based on paperwork
- Declined to meet with a group regarding board diversity



POOR BOARD ENGAGEMENT

- Audit Committee has met fewer times each year since IPO in '12, despite having an SEC inquiry '15-'17



HomeStreet Has Manipulated The Corporate Machinery

- **HomeStreet rejected Blue Lion's 133-page nomination notice as deficient when the so-called deficiencies could have been resolved in a five-minute call**
- **HomeStreet initially refused to provide Blue Lion with a list of shareholders**
- **NOW, HomeStreet is attempting to confuse shareholders** by modifying the choices on its proxy card:
  - Every year prior to 2018, HomeStreet had three choices for Director votes: "**For**", "**Against**" and "**Abstain**"
  - With majority voting a director needs more "For" than "Against" votes; "Abstain" is irrelevant
  - HomeStreet's addition of "Withhold" to its card may confuse shareholders about how to vote "Against" directors
  - "Withhold" and "Abstain" are the same; **<u>there is no legitimate reason to add "Withhold" to the proxy card</u>**

HomeStreet's <u>2017</u> Proxy Card



THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR each of the following:

1. Election of Class III Directors

Nominees	For	Against	Abstain
1. David A. Ederer	▢	▢	▢
2. Thomas E. King	▢	▢	▢
3. George "Judd" Kirk	▢	▢	▢

NOTE: Proxies are authorized in their discretion to vote upon such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors recommends you vote FOR proposals 2 and 3.

	For	Against	Abstain
2. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2017.	▢	▢	▢
3. To approve certain amendments to the 2014 Equity Incentive Plan to increase the number of shares available for issuance thereunder by 975,000 shares and add performance measures for purposes of Section 280G of the Internal Revenue Code.	▢	▢	▢

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

Signature [PLEASE SIGN WITHIN BOX] Date | JOB # | Signature (Joint Owners) Date

SHARES
CUSIP #
SEQUENCE #

HomeStreet's <u>2018</u> Proxy Card



TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ☒

PAGE 1 OF 2

KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you vote FOR each of the following:

1. Election of Class I Directors

Nominees	For	Against	Withhold	Abstain
1. Scott M. Boggs	▢	▢	▢	▢
2. Mark R. Patterson	▢	▢	▢	▢
3. Douglas I. Smith	▢	▢	▢	▢

The Board of Directors recommends you vote FOR proposal 2.

	For	Against	Abstain
2. To approve on an advisory (non-binding) basis the compensation of HomeStreet, Inc.'s named executive officers	▢	▢	▢

The Board of Directors recommends you vote for "1 YEAR" for proposal 3.

	1 Year	2 Years	3 Years	Abstain
3. To approve on an advisory (non-binding) basis the frequency of future advisory (non-binding) shareholder votes on executive compensation	▢	▢	▢	▢

The Board of Directors recommends you vote FOR proposal 4.

	For	Against	Abstain
4. To ratify on an advisory (non-binding) basis the appointment of Deloitte & Touche LLP as HomeStreet, Inc.'s independent registered public accounting firm for the year ending December 31, 2018	▢	▢	▢

Proxy cards marked as abstained or withheld in respect of any of the proposals will not be considered votes cast and will have no effect on the outcome of such proposals.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

Signature [PLEASE SIGN WITHIN BOX] Date | JOB # | Signature (Joint Owners) Date

SHARES
CUSIP #
SEQUENCE #



Blue Lion Capital's Recommendations to Fix HomeStreet



Blue Lion Capital's Recommendations To Fix HomeStreet

Straightforward Approach to Adding Value Near-Term and Long-Term

Sell the SF MSR

Return capital to shareholders

Restructure Mortgage Origination business

Restructure the Commercial Bank

Realign incentive systems

Make Board of Directors and management accountable



MONETIZE THE SINGLE FAMILY MORTGAGE SERVICING RIGHTS (MSR)

- At stated fair market value, a sale would generate $294mm
- Use $160mm to buy back 20%+ of the outstanding shares via a Dutch Auction Tender

RESTRUCTURE MORTGAGE ORIGINATION BUSINESS

- Sell / Close all lending centers that fail to earn cost of capital assuming fully allocated corporate costs
- Reduce lending center footprint to legacy Pacific Northwest Region
- Target Efficiency Ratio of 87% in 2019 versus 99.1% reported in 2017

RESTRUCTURE COMMERICAL BANK

- Implement $25mm cost cutting plan – target 55% Efficiency Ratio in 2019
- Close all unprofitable branches. Implement branch productivity program to ensure remaining branches earn cost of capital assuming fully allocated corporate costs.
- Eliminate wasteful spending – Hydroplane, Seahawks box, golf tournaments, etc.
- Expand into C&I and fee income business lines

REALIGN INCENTIVE SYSTEMS TO ENSURE ACCOUNTABILITY

- Executive Management: remove all compensation tied to origination volumes; institute a compensation plan tied to TSR, Efficiency Ratio, ROA and ROE
- Use relevant peer group benchmarking

INSTITUTE BOARD OF DIRECTOR and MANAGEMENT ACCOUNTABILITY

- De-classify Board (annual elections); Separate Chairman and CEO roles

Monetize The Mortgage Servicing Rights

Frees Up Capital To Be Returned To Shareholders And Simplifies The Business



MSR/RISK-BASED CAPITAL
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
HMST
LION
FBC
FBK
MSBI
MBFI
STI
BOKF
WFC
TRMK

- HMST has the highest concentration of MSRs / Risk-based Capital of any bank in the U.S.*
- Six banks in the peer group don't retain mortgage servicing rights when they sell their mortgage loans
- Mortgage servicing is a capital intensive, low return business that requires scale and low-cost operations
- HMST lacks sufficient scale
- HMST's SF loans are serviced in Seattle, WA – a very high cost locale
- A sale at stated fair market value would generate $294mm
- Frees up capital and allows for a $160mm buyback
- Reduces the complexity imbedded in HMST's financials (FMV accounting and Hedging activities)
- Allows for a clear-view analysis of HMST's Mortgage Origination Business and the losses it generates



*Source: SNL &Piper Jaffray. As of Q4'17. Banks with >$1B in assets and MSR >$1

Vote The BLUE Proxy Card To Vote "Against" Scott Boggs and Douglas Smith

- HomeStreet is a community bank based in Seattle with **great opportunities**
  - Terrific geographies and growth opportunities
- **Shareholders have suffered** as the Company has underperformed on operating metrics and TSR
  - HomeStreet is one of the worst performing banks in the country on operational metrics
  - HomeStreet has underperformed all of its peers in the Pacific Northwest and California, as well as the bank indexes and the broad market on TSR
- HomeStreet has re-nominated **two long-serving directors**, despite serious issues that have occurred on their watch
  - **Scott Boggs:** Lead Independent Director and Chair of Audit Committee; member of Board since 2012
  - **Doug Smith:** Chairman of the Human Resources and Corp Governance Committee (compensation and nominating) and on Audit Committee; member of Board since 2012
- There are **many independent reasons to vote AGAINST** Mr. Boggs and Mr. Smith
  - Years of business and stock underperformance, with no accountability
  - SEC found serious accounting and securities law violations, while they were on Audit Committee
  - Web of undisclosed dealings and loans, including with Mr. Smith's father
  - Excessive compensation, structured poorly and paid in cash
  - Secondary offering near all-time high; significant earnings guide-down 30-days later
  - Manipulation of the corporate machinery to avoid accountability and gain advantage at meeting



Contact Information

Blue Lion Capital
8115 Preston Road
Suite 550
Dallas, TX 75225

Chuck Griege
chuck@bluelioncap.com
214-855-2430

Brad Berry
brad@bluelioncap.com
214-855-2430

Justin Hughes
Justin@bluelioncap.com
214-855-2430



BLUE LION
CAPITAL



For additional information or assistance voting your shares please contact Blue Lion Capital's proxy solicitor


Alliance™
ADVISORS

200 Broadacres Drive, 3rd Floor
Bloomfield, NJ 07003

Shareholders Call Toll Free:
1- 833-786-5516

Email:
BLC@allianceadvisorsllc.com



Appendix A

Direct Response to HMST's Misleading Claims



HomeStreet Mis-characterizes Blue Lion's Nomination Notice

HOMESTREET'S CLAIM

Page 30

- Over 32 deficiencies were identified, including:
  - Failure to disclose a variety of information with respect to the participants in the proxy solicitation (as required by the SEC proxy rules cited in the bylaws), including share ownership and contracts or understandings with respect to HomeStreet securities
  - Failure to disclose an estimate of Roaring Blue Lion's proxy solicitation costs and whether Roaring Blue Lion will seek reimbursement of these costs from HomeStreet's shareholders
  - Failure to disclose the beneficial ownership of HomeStreet's shares of the Roaring Blue Lion affiliate that provided the notice

THE FACTS

- Blue Lion met with HomeStreet's Board members on two separate occasions totaling more than 7 hours and answered every question that was asked.
- HomeStreet's by-laws contained over six pages of hurdles to the nomination of a director candidate by a shareholder in addition to requiring the completion of a 290 part director questionnaire.
- Prior to filing its Notice, Blue Lion had already filed five different 13Ds containing detailed information about Blue Lion, its share ownership and its various ownership entities. The SEC had zero issues with these filings.
- Blue Lion timely filed a 133 page document that included all relevant information about Blue Lion, its nominees, etc.
- Let's review the "so-called" 32 deficiencies:
  - 13 were boxes left blank that required "none" or "inapplicable" by a nominee
  - 15 were unanswered questions about the solicitation where there was "no information" to provide under rule 14a-5
- Every one of the "deficiencies" could have been resolved in a five minute phone call



HomeStreet's Board – A Gross Overstatement of Qualifications

[HomeStreet]

The Right Experience and Expertise

HomeStreet's Board of Directors has the experience, perspectives, and independence needed to protect and promote the interests of all shareholders

Director	CEO/ Senior Officer Experience	Financial Literacy/ Accounting	Industry Experience	Public Company Board Service & Governance	Risk Management & Compliance	Technology & Information Security Experience	Government, Public Policy and Regulatory Affairs
Scott M. Boggs*	✓ ?	✓ ?		✓	✓ ?	✓	
Douglas I. Smith*	✓	✓ ?	✓ ?	✓ ?	✓ ?	✓	
Mark R. Patterson*	✓	✓	✓ ?	✓	✓		
Mark. K. Mason	✓	✓	✓	✓	✓		✓
David A. Ederer	✓	✓		✓	✓ ?		
Victor H. Indiek	✓	✓	✓	✓	✓	✓	✓
Thomas E. King	✓	✓ ?	✓	✓	✓	✓ ?	✓
George "Judd" Kirk	✓	✓			✓		
Donald R. Voss	✓	✓	✓	✓	✓	✓ ?	✓

Extracted From HMST's Investor Presentation

This table from HMST's Investor Presentation lacks all credibility:

- Are we to believe that virtually overnight all the members of the Board are accounting experts despite HMST stating that no one on their audit committee understood hedge accounting?
- Every member is an expert in Risk Management and Compliance yet the company was fined by the SEC for accounting and securities laws violations?
- Scott Boggs was a Controller, not a Senior Officer or CEO
- Doug Smith's only public board experience is at HomeStreet



HomeStreet Has Clearly **NOT** Solved its Whistleblower Issues

[HomeStreet]

Best-in-Class Whistleblower Protection Policies

We have consistently reviewed and updated our whistleblower protection policies to ensure they are up to date with market best practices and have significant protections in place and practices that foster a safe, productive culture

Leadership Commitment	The Board and management set the tone at the top to encourage an atmosphere built upon honesty, integrity and excellence that promotes an environment in which employees can feel safe in voicing their opinion
"Speak Up" Culture	Employees are encouraged to speak their mind. In 2017, we redesigned our internal human resources and external investor relations websites to make EthicsPoint (which we have been using since our IPO) even more prominent. EthicsPoint is an independent, third-party provider of hotline solutions
Protected, Independent Reporting System	All employees and external stakeholders have direct access to the Audit Committee via EthicsPoint. In every Audit Committee meeting, our general counsel provides a report on all the calls that we received on the hotline and any other whistleblower matters
Training	We emphasize to all our managers in the firm how important it is to protect whistleblower rights through training and internal policies, which we have updated since the settlement
Ongoing Assessment	Program was reviewed by our independent auditor Deloitte & Touche and outside counsel and is reviewed annually. In our 2015, 2016 and 2017 Form 10-Ks, both management and our outside auditors concluded our internal controls were effective

Extracted From HMST's Investor Presentation

- HomeStreet's legal counsel was implicated in the SEC investigation for impeding the investigation, "chasing-down" the whistleblower and illegally including language in severance agreements that violated the whistleblower statutes.
- HomeStreet's General Counsel is also the Chief Ethics Officer and Chief Compliance Officer, and retains his position.
- HomeStreet would now lead you to believe that all its whistleblower problems have been addressed because it appointed the **SAME** General Counsel to be in charge of handling the whistleblower complaints and reporting them to the Board!

Analyst Recommendations Speak Louder Than Words

After HMST completed its IPO, there was great enthusiasm for the stock by research analysts.

However, beginning in 2015, analyst recommendations began to change.

As of 2018, after six consecutive earnings misses, not a single analyst recommends buying HMST. This is despite HMST having the lowest Price / TBV multiple in the industry.



Analyst Perceptions of HomeStreet's Strategy
Apr. 25, 2018
SANDLER O'NEILL + PARTNERS
"In recent quarters, … responded to weakening mortgage … costs and it announced another round of cost cutting with this quarter's earnings announcement. … are aspects of HomeStreet's … mortgage that continue to do quite … company has weathered many mortgage cycles in the past and it remains extremely well capitalized and well prepared to adjust as needed and move on."*
Rating
"Hold"
Apr. 24, 2018
KEEFE, BRUYETTE & WOODS
"Earnings in the … have been pressured given housing … the bank has taken actions to … without sacrificing its risk infrastructure or generation capabilities. The focus remains on … of earnings from the consumer and … segment while returning the mortgage … to profitability, and we expect shares to be driven by the bank's ability to achieve sustainable improvements in efficiency and overall profitability."*
Rating
"Hold"
Nov. 23, 2015
SANDLER O'NEILL + PARTNERS
"From our perspective, HomeStreet is making good progress in executing its mortgage and commercial/consumer banking growth strategies"...By building out its … banking business, HomeStreet seeks … share trading multiple typical of many community banks. We think that while costly, … should ultimately be transformative as well … and help mitigate the earnings volatility tied to its mortgage business."
Rating
"Hold"
Apr. 29, 2015
KEEFE, BRUYETTE & WOODS
"The California region accounted for 24% of the retail channel's closed loans volume in 4Q14 (prior to the March 2015 close of the SMPL transaction), highlighting the successful execution of HMST's expansion strategy, in our view...HomeStreet's expansion strategy has enabled the bank to further develop its commercial and consumer banking platform, diversifying the earnings stream of the legacy mortgage bank."*

HOMESTREET'S ANALYST RECOMMENDATIONS

Analyst Coverage	Q1'12	Q1'13	Q1'14	Q1'15	Q1'16	Q1'17	Q1'18	Q2'18
Sandler					Hold	Hold	Hold	Hold
KBW					Buy	Buy	Hold	Hold
FIG	Buy	Buy	Buy	Buy	Buy	Buy	Hold	Hold
B. Riley/FBR	Buy	Buy	Buy	Buy	Buy	Hold	Hold	Hold
D.A. Davidson					Buy	Hold	Hold	Hold

Source: Bloomberg



HMST Claims Several Of Our Critiques Are Misleading

Setting The Record Straight

Page 4 – HomeStreet's strategic plan is working

- One of the worst performing public banks in the U.S. over past 5+ years
- Missed earnings estimates six quarters in a row

Page 4 – Board has exercised sound corporate governance

- SEC Investigation into accounting violations
- Impeded SEC investigation and fined $500,000
- No one held accountable
- Undisclosed loans to insiders and related parties
- Numerous other governance failures

Page 4 – Blue Lion's recommended actions would increase risk

- Selling the MSR simplifies the business = reduced risk and easier to understand
- Cutting wasteful expenses in commercial bank = improved performance
- Reducing the mortgage origination footprint would allow HMST to close all the unprofitable lending centers, make the business easier to manage and reduce risk.

Page 4 – HomeStreet always open to constructive dialogue with shareholders

- Only heard NO from Board regarding: 1) becoming a director, 2) strategy recommendations at meeting with board, 3) notice of intent to nominate, 4) request for shareholder list

Page 4 – Board is strong with highly-qualified directors

- Board is entrenched
- Members lack requisite skills / HMST admitted that its audit committee didn't understand hedge accounting.
- Various interconnected relationships back to CEO





HMST Claims Several Of Our Critiques Are Misleading

Setting The Record Straight

Page 9 – Expand Commercial Bank faster than Mortgage Bank

- HomeStreet grew its mortgage headcount from 686 at 12/31/12 to a peak of 1,558 at 1Q 2017 or 127% over that seventeen quarter period.

Page 9 – Disciplined Expense Management

- HomeStreet claims to have efficiency targets in both segments. The bank has NEVER had a full year efficiency ratio of < 60% in the Commercial Bank or < 85% in the Mortgage Segment. In the most recent quarter, the Commercial bank efficiency ratio was 73% and the Mortgage segment's was 101%.

Page 9 – Efficient Use of Capital

- HomeStreet's long-term ROTE of > 15% has never been achieved with the exception of 2012 and the benefit of a DTA reversal. HomeStreet has spent > $350m over the past five years on M&A, branch openings and lending center openings with little to show for it.

Page 9 – Improve Efficiency of Commercial Bank

- HomeStreet's efficiency ratio is 1200 – 2000 basis points higher than peers despite all the growth in its commercial bank – evidence that the strategy failed.

Page 10 – Total Shareholder Return

- Since its IPO on 2/12/2012, the TSR for HomeStreet is 145%. The IPO was priced at 55% of tangible book value if the DTA is included. From the date of the IPO through 12/31/2012, the TSR is 113%. Since 1/1/2013, HomeStreet's TSR is 16%. Since its IPO, 88% of HMST's TSR occurred prior to 2013!

Page 10 – 1 Year TSR

- HomeStreet uses a convenient date to artificially baseline the return. Appropriate date to be used for measurement is 11/20/17. Actual 1 – Year TSR is -4%

Page 10 – Total Shareholder return

- HomeStreet conveniently omits any peer comparisons. HomeStreet significantly underperforms its peers for 1-Year, 3-Year and 5-Year TSRs.

HMST Claims Several Of Our Critiques Are Misleading

Setting The Record Straight

Page 11 – Segment Core Earnings Contribution

- Entire slide includes one-time benefits like DTA reversal in 2012, Tax Act DTL write-down in 2017 and serial under-provisioning for loan losses but excludes expenses associated with M&A and expansion efforts

Page 12 – Significant Progress in HMST's Transformation

- Excluding performance in 2012 which benefitted from IPO priced at 55% of TBV and DTA reversal, HomeStreet has made very little progress. Since 2012, HMST has the lowest TSR and lowest P/TBV multiple of any public bank with assets > $ 2 billion and it has missed earnings guidance 6 quarters in a row.

Page 13 – Expansion Strategy

- HomeStreet's expansion strategy has been a complete failure from an efficiency perspective. On 9/29/14, HMST announced the acquisition of Simplicity Bancorp. Mark Mason claimed that the acquisition would enable HMST to have an efficiency ratio < 60% by year end 2015. HMST's lowest efficiency ratio since the deal was in 2017 and it was 71%

Page 14 – Building a Powerful Commercial & Consumer Bank

- HomeStreet's Commercial Bank Revenues and Earnings are distorted by gains on sales from commercial real estate loans and low loan loss provisioning.

Page 16 – HomeStreet has Reduced Reliance on Mortgage Banking

- HomeStreet has the HIGHEST % of Mortgage Revenue / Total Revenue of ANY bank in the country.

Page 17 – Analyst Perceptions of HomeStreet's Strategy

- Not a single analyst that covers HomeStreet has a buy rating on the stock.



HMST Claims Several Of Our Critiques Are Misleading

Setting The Record Straight

Page 20 – The Right Experience and Expertise

- Lacks credibility on its face. After the accounting scandal, HMST admitted audit committee members didn't understand hedge accounting. Now EVERYONE on Board has Financially Literacy in Accounting?

Page 21 – The Right Board for Shareholders

- HomeStreet claims diversity is a priority but it rejected our diverse candidate, rejected a meeting in 2016 with a group seeking to promote diverse candidates and nominated 3 men to its Board in 2018.

Page 24 – Responding to 2017 Annual Meeting

- HMST actually claims it "self-identified" its accounting errors! A whistleblower contacted the SEC about HMST's accounting violations and HMST impeded the investigation and "chased-down" the whistleblower.

Page 24 – The Settlement Agreement Did Not Admit or Deny Fault

- HMST was fined $500,000 for violating accounting rules, violating three separate provisions of the Securities and Exchange Act and for impeding the investigation by "chasing-down" the whistleblower.

Page 26 – Best-In-Class Whistleblower Protection Policies

- HMST's General Counsel is the Chief Ethics Officer, Chief Compliance Officer and is the recipient of all whistleblower complaints. He, or someone reporting to him, was implicated in the SEC investigation for impeding the investigation, "chasing down" the whistleblower and violating whistleblower statutes by including inappropriate language in severance agreements.

Page 27 – Compensation Practices

- CEO gets paid 14% more in 2017 when pre-tax earnings decline 27% from 2016
- HMST's employees are paid 19-41% more than peers
- ROE and ROA metrics are adjusted for compensation

Page 29 – Blue Lion's Engagement History



- Blue Lion has been an investor in HomeStreet since its IPO in February 2012 and had regular dialogue with the Company for more than six years.

HMST Claims Several Of Our Critiques Are Misleading

Setting The Record Straight

Page 31 – HomeStreet Has Repeatedly Tried to Work Constructively With Blue Lion

- HMST rejected more than 5 years of Blue Lion counsel regarding its operations, refused Blue Lion a seat on their BoD, cancelled a pre-arranged meeting at the FIG Conference in January 2018, invalidated Blue Lion's notice of intent to nominate two excellent Board candidates and refused to comply with Blue Lion's books and record request.

Page 32 – Roaring Blue Lion's Selective Choice of Performance Period Doesn't Tell the Whole Story

- What is selective about a 5-Year TSR? HMST's 6+ year TSR is truly SELECTIVE.
- Since its IPO, 88% of HMST's TSR occurred prior to 2013. No wonder HMST wants to include this period.
- HMST's decision to use a TSR from the date of the IPO is misleading and obfuscates its poor performance.
- HMST claims our 5-Year period begins near "the end of a peak in the mortgage cycle." Yet, HMST grew its mortgage headcount 127% after that peak! Therefore, its poor performance is a direct result of its OWN poor decision making and strategy. There is NO cyclical bias in Blue Lion's analysis.

Page 32 – HomeStreet's Strategy Is The Right Way to Improve Operations and Address Our Lower Trading Multiple - Not the Financial Engineering Moves of Roaring Blue Lion

- HMST has the HIGHEST concentration of mortgage as a % of total revenues of any bank in the country. So, HMST's strategy of achieving balance clearly isn't working. The mortgage segment has lost money 4 out the last 5 quarters.
- HMST's single family MSR is valued at $294m. Yet it fails to disclose what this asset earns (excluding hedging gains/losses).

Page 32 – HomeStreet's Strategy Is The Right Way to Improve Operations and Address Our Lower Trading Multiple - Not the Financial Engineering Moves of Roaring Blue Lion

- HomeStreet's valuation disparity has widened since 2013 when it aggressively grew its mortgage business despite claims it was trying to reduce its reliance on mortgage.
- HomeStreet's valuation disparity is a result of its poor performance, lack of credibility potentially tied to consistently missing its own guidance and its disastrous secondary offering in December 2016.
- The blame for HomeStreet's valuation disparity cannot be shifted away from management or the Board.



HMST Claims Several Of Our Critiques Are Misleading

Setting The Record Straight

Page 32 – HomeStreet's Strategy Is The Right Way to Improve Operations and Address Our Lower Trading Multiple - Not the Financial Engineering Moves of Roaring Blue Lion

- HomeStreet's Commercial Bank wasn't 61% of net income – it was more than 100% of net income because the mortgage segment lost money in 2017.

Page 33 - Our geographic diversity is an asset, not a liability

- HomeStreet's expansion outside of its core markets of WA and OR have destroyed shareholder capital. HMST has spent over $350m over the past five years on M&A, de novo branch openings and lending center openings with virtually nothing to show for it.
- HMST's operations stretch across more than seven states and more than 10 cities. HMST's unmanageable footprint is one of the reasons for its stubbornly high efficiency ratio in both segments.

Page 33 - HomeStreet is on the right path to deliver long-term shareholder value

- Mark Mason and his revolving door management team have been at HMST since 2009! So we are in the 10th year of the turnaround.
- The poor operational returns and poor shareholder returns over 5+ years is clear evidence that CHANGE is necessary and required.

Page 33 - HomeStreet's compensation program is aligned with long-term performance and in-line with industry standards

- HMST's compensation programs are completely flawed because of their design.
- As Chair of the HRCG committee, Doug Smith's compensation policies have failed shareholders.
- HMST employees are paid 19-41% more than peers despite significant underperformance.



HMST Claims Several Of Our Critiques Are Misleading

Setting The Record Straight

Page 34 - The SEC settlement issue has been addressed and Roaring Blue Lion’s characterization of its implications ignores the facts

- HMST violated three Securities and Exchange Act laws
- HMST violated accounting rules for three years and no one on the audit committee understood why
- HMST impeded the SEC’s investigation into the matter
- HMST was fined $500,000 and given a cease and desist order by the SEC
- HMST held NO ONE accountable
- HMST's staggered Board prevented shareholders from holding the full audit committee accountable in 2017.



Appendix B

Additional Information About HMST's Undisclosed Loan to Gordon Smith's Company



HMST’s Undisclosed Loan To Gordon Smith’s Company

Why was this loan never disclosed?



LLC-5 File # 200804810043

State of California
Secretary of State

LIMITED LIABILITY COMPANY
APPLICATION FOR REGISTRATION

FILED
In the office of the Secretary of State of the State of California

FEB 0 8 2008

A $70.00 filing fee AND a certificate of good standing from an authorized public official of the jurisdiction of formation must accompany this form.

IMPORTANT – Read instructions before completing this form.

This Space For Filing Use Only

ENTITY NAME (End the name in item 1 with the words "Limited Liability Company," or the abbreviations "LLC" or "L.L.C." The words "Limited" and "Company" may be abbreviated to "Ltd." and "Co.," respectively.)

1. NAME UNDER WHICH THE FOREIGN LIMITED LIABILITY COMPANY PROPOSES TO REGISTER AND TRANSACT BUSINESS IN CALIFORNIA

TEFCO LLC

2. NAME OF THE FOREIGN LIMITED LIABILITY COMPANY, IF DIFFERENT FROM THAT ENTERED IN ITEM 1 ABOVE

DATE AND PLACE OF ORGANIZATION

3. THIS FOREIGN LIMITED LIABILITY COMPANY WAS FORMED ON 12 - 12 - 07 in Virginia
(MONTH) (DAY) (YEAR) (STATE OR COUNTRY)
AND IS AUTHORIZED TO EXERCISE ITS POWERS AND PRIVILEGES IN THAT STATE OR COUNTRY

AGENT FOR SERVICE OF PROCESS (If the agent is an individual, the agent must reside in California and both items 4 and 5 must be completed. If the agent is a corporation, the agent must have on file with the California Secretary of State a certificate pursuant to Corporations Code section 1505 and item 4 must be completed (leave item 5 blank).

4. NAME OF AGENT FOR SERVICE OF PROCESS

Mark Mason

5. IF AN INDIVIDUAL, ADDRESS OF INITIAL AGENT FOR SERVICE OF PROCESS IN CALIFORNIA	CITY	STATE	ZIP CODE
2260 Huntley Circle	San Marino	CA	91108

APPOINTMENT (The following statement is required by statute and should not be altered.)

6. IN THE EVENT THE ABOVE AGENT FOR SERVICE OF PROCESS RESIGNS AND IS NOT REPLACED, OR IF THE AGENT CANNOT BE FOUND OR SERVED WITH THE EXERCISE OF REASONABLE DILIGENCE, THE SECRETARY OF STATE OF THE STATE OF CALIFORNIA IS HEREBY APPOINTED AS THE AGENT FOR SERVICE OF PROCESS OF THIS FOREIGN LIMITED LIABILITY COMPANY.

OFFICE ADDRESSES (Do not abbreviate the name of the city.)

7. ADDRESS OF THE PRINCIPAL EXECUTIVE OFFICE	CITY AND STATE	ZIP CODE
8270 Greensboro Drive, Suite 810	McLean, VA	22102

8. ADDRESS OF THE PRINCIPAL OFFICE IN CALIFORNIA, IF ANY	CITY	STATE	ZIP CODE
2260 Huntley Circle	San Marino	CA	91108

EXECUTION

9. I DECLARE I AM THE PERSON WHO EXECUTED THIS INSTRUMENT, WHICH EXECUTION IS MY ACT AND DEED.

February 5, 2008
DATE

SIGNATURE OF AUTHORIZED PERSON

Mark Mason, Manager
TYPE OR PRINT NAME AND TITLE OF AUTHORIZED PERSON

LLC-5 (REV 04/2007)
APPROVED BY SECRETARY OF STATE

- Director Nominee Douglas Smith’s father and Chairman and CEO Mark Mason have a long history together, principally at a company founded in Virginia named TEFCO LLC
- TEFCO runs its operations principally out of Nevada and is incorporated in CA by Mark Mason

Smith and/or his Father are still tied to TEFCO



UCC Filings

1:VIRGINIA UCC Record

Debtor Information

Name: TEFCO LLC
Standardized Address: 20 INDUSTRIAL PKWY MOUND HOUSE, NV 89706
Original Address: 20 INDUSTRIAL PARKWAY MOUND HOUSE, NV 89706-7750

Secured Party Information

Name: HOMESTREET BANK A WASHINGTON CHARTERED SAVINGS BANK
Standardized Address: PO BOX 2345 SEATTLE, WA 98111
Original Address: PO BOX 2345 SEATTLE, WA 98111-2345

Filing Information

Original Filing Number: 13102838803
Original Filing Date: 10/28/2013
Filing Agency: SECRETARY OF THE COMMONWEALTH/UCC DIVISION
Filing Agency Address: OLD FINANCE BLDG CAPITOL SQUARE RICHMOND, VA 23219

Filing Type: INITIAL FILING
Filing Number: 13102838803
Filing Date: 10/28/2013
Filing Expiration Date: 10/28/2018
Vendor Entry Date: 11/07/2013
Vendor Update Date: 2013

TEFCO LLC

General

SCC ID: S2436626
Entity Type: Limited Liability Company
Jurisdiction of Formation: VA
Date of Formation/Registration: 12/12/2007
Status: Canceled

Principal Office

C/O MILLER & SMITH
8401 GREENSBORO DR STE 300
MCLEAN VA22102

Registered Agent/Registered Office

NATIONAL REGISTERED AGENTS, INC.
4701 COX ROAD, SUITE 285
GLEN ALLEN VA 23060
HENRICO COUNTY 143
Status: Active
Effective Date: 7/18/2014

HMST has a lien on TEFCO from 10/13 to 10/18



Mark Mason's Undisclosed Loan To Gordon Smith's Company

Why was this loan never disclosed?

- Gaps in HomeStreet's proxy statement conveniently
  - ***Fail*** to disclose Mr. Mason's role at Elite Energy in 2009
  - ***Fail*** to connect Mr. Mason and Mr. Evans with the company
  - ***Fail*** to show that Douglas Smith's father is a major investor with TEFCO
  - ***Fail*** to disclose that HomeStreet has a financial relationship with TEFCO

Mark K. Mason, Director, Chairman, Chief Executive Officer and President of HomeStreet, Inc. Mr. Mason has been the Company's Chief Executive Officer and HomeStreet Bank's Chairman and Chief Executive Officer since January 2010 and the Chairman of the Company since March 2015. From January 2010 until March 2015, Mr. Mason was the Vice Chairman of the Company's Board. From 1998 to 2002, Mr. Mason was president, chief executive officer and chief lending officer for Bank Plus Corporation and its wholly owned banking subsidiary, Fidelity Federal Bank, where Mr. Mason also served as the chief financial officer from 1994 to 1995 and as chairman of the board of directors from 1998 to 2002. From February 2008 to October 2008, Mr. Mason also served as president of a startup energy company, TEFCO, LLC, and he served on the boards of

Godfrey B. Evans, Executive Vice President, General Counsel, Chief Administrative Officer and Corporate Secretary of HomeStreet, Inc. and HomeStreet Bank. Mr. Evans joined HomeStreet in November 2009 as Executive Vice President, General Counsel and Corporate Secretary. In March 2010, Mr. Evans was named Chief Administrative Officer. Mr. Evans is responsible for the delivery and management of all legal services to HomeStreet Bank and the Company, administrative management oversight of (1) the Corporate Real Estate and Facilities Group, (2) Risk and Regulatory Affairs Department and (3) the Community Relations Group. Mr. Evans has over 20 years of experience as a general counsel of a public company. Prior to joining the executive team at HomeStreet, Mr. Evans was the managing director of the bankruptcy and restructuring practice group at Marshall & Stevens beginning in 2008. Mr. Evans served as interim general counsel and chief restructuring officer for Chapeau, Inc., a cogeneration manufacturing company, from 2008 to 2009. From 2002 to 2008, Mr. Evans served as a practicing attorney and as a project professional for Resources Global Professionals, and from 1987 to 2002,



State of California
Secretary of State

STATEMENT OF INFORMATION
(Limited Liability Company)

Filing Fee $20.00. If amendment, see instructions.
IMPORTANT — READ INSTRUCTIONS BEFORE COMPLETING THIS FORM

FILED
In the office of the Secretary of State of the State of California
FEB 2 3 2009
This Space For Filing Use Only

1. LIMITED LIABILITY COMPANY NAME: BLUEPOINT ENERGY, LLC

DUE DATE:

FILE NUMBER AND STATE OR PLACE OF ORGANIZATION
2. SECRETARY OF STATE FILE NUMBER: 200903010001
3. STATE OR PLACE OF ORGANIZATION: DELAWARE

COMPLETE ADDRESSES FOR THE FOLLOWING (Do not abbreviate the name of the city. Items 4 and 5 cannot be P.O. Boxes.)

	Address	City and State	State	Zip Code
4. Street address of principal executive office	12 Industrial Parkway, Unit E	Mound House, NV		89706
5. California office where records are maintained (domestic only)	2260 Huntley Circle	San Marino.	CA	91108

NAME AND COMPLETE ADDRESS OF THE CHIEF EXECUTIVE OFFICER, IF ANY

	Name	Address	City and State	Zip Code
6.	Mark K. Mason	2260 Huntley Circle	San Marino, CA	91108

NAME AND COMPLETE ADDRESS OF ANY MANAGER OR MANAGERS, OR IF NONE HAVE BEEN APPOINTED OR ELECTED, PROVIDE THE NAME AND ADDRESS OF EACH MEMBER (Attach additional pages, if necessary.)

	Name	Address	City and State	Zip Code
7.	Mark K. Mason	2260 Huntley Circle	San Marino, CA	91108
8.				
9.				

AGENT FOR SERVICE OF PROCESS (If the agent is an individual, the agent must reside in California and Item 11 must be completed with a California address. If the agent is a corporation, the agent must have on file with the California Secretary of State a certificate pursuant to Corporations Code section 1505 and Item 11 must be left blank.)

10. NAME OF AGENT FOR SERVICE OF PROCESS: National Registered Agents, Inc C1941523
11. ADDRESS OF AGENT FOR SERVICE OF PROCESS IN CALIFORNIA, IF AN INDIVIDUAL | CITY | STATE: CA | ZIP CODE

TYPE OF BUSINESS
12. DESCRIBE THE TYPE OF BUSINESS OF THE LIMITED LIABILITY COMPANY: Development of free-standing electrical power co-generation facilities for businesses.

13. THE INFORMATION CONTAINED HEREIN IS TRUE AND CORRECT.
Mark K. Mason — TYPE OR PRINT NAME OF PERSON COMPLETING THE FORM | SIGNATURE | CEO — TITLE | 2/17/09 — DATE

LLC-12 (REV 03/2007) APPROVED BY SECRETARY OF STATE

Item 3.02 Unregistered Sales of Equity Securities.

On August 22, 2008, Chapeau, Inc., a Utah corporation doing business as BluePoint Energy ("Chapeau") entered into an agreement with the Gordon V. and Helen C. Smith Foundation ("Purchaser") for the sale of 2,565,880 shares of Chapeau common stock, par value $0.001 per share (the "Common Stock"), at a purchase price of $0.3605 per share (the "Initial Purchase"), which price per



NEVADA SECRETARY OF STATE
Barbara K. Cegavske
CHAPEAU, INC.
Officers
Include Inactive Officers
President - STEVEN P BRANDON
Address 1: 20 INDUSTRIAL WAY
Address 2: 312
City: CARSON CITY
State: NV
Zip Code: 89706
Status: Active
Secretary - GODFREY EVANS
Address 1: 1190 SUNCAST LANE
Address 2: SUITE 2
City: EL DORADO
State: CA
Zip Code: 95762
Country: USA
Status: Active
Treasurer - GODFREY EVANS
Address 1: 1190 SUNCAST LANE
Address 2: SUITE 2
City: EL DORADO
State: CA
Zip Code: 95762
Country: USA
Status: Active
Director - GORDON V SMITH
Address 1: 8401 GREENSBORO DRIVE
Address 2: SUITE 300
City: MCLEAN
State: VA
Zip Code: 22101
Country: USA
Status: Active

Chapeau d/b/a Bluepoint Energy raises capital from Gordon Smith

Mark Mason incorporated Bluepoint Energy, LLC

Godfrey Evans and Gordon Smith as Officers of Chapeau



DISCLAIMER

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

On April 25, 2018, Blue Lion Opportunity Master Fund, L.P. and the other participants identified below ("BLC") filed a definitive proxy statement on Schedule 14A and form of associated BLUE proxy card with the Securities and Exchange Commission ("SEC") in connection with the solicitation of proxies for the 2018 Annual Meeting of Shareholders of HomeStreet, Inc. (the "Definitive Proxy Statement"). The following persons may be deemed to be participants in the solicitation from shareholders of HomeStreet, Inc. ("HomeStreet") of proxies to vote "AGAINST" the election of Scott M. Boggs and Douglas I. Smith as directors of HomeStreet, and to vote "AGAINST" the approval on an advisory (non-binding) basis of the compensation of HomeStreet's named executive officers: Blue Lion Opportunity Master Fund, L.P., Roaring Blue Lion, LLC, Roaring Blue Lion Capital Management, L.P., BLOF II, LP, Blue Lion Capital Master Fund, L.P., Charles W. Griege, Jr., and Ronald K. Tanemura. The participants may have interests in the solicitation, including as a result of holding shares of HomeStreet's common stock, and information regarding the Participants and their interests may be found in the Definitive Proxy Statement.

Shareholders are urged to read the Definitive Proxy Statement and BLUE proxy card, and any supplements thereto, because they contain important information about BLC, the proposals being voted on at the 2018 Annual Meeting of Shareholders of HomeStreet, HomeStreet and related matters. The Definitive Proxy Statement is first being sent to the shareholders of HomeStreet on or about April 25, 2018 and is accompanied by a BLUE proxy card. Shareholders may obtain a free copy of the Definitive Proxy Statement and BLUE proxy card and other relevant documents filed with the SEC by BLC at the SEC's web site at www.sec.gov or BLC's website at https://www.helpfixhmst.com as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

